UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As of June 30, 2023, BiondVax Pharmaceuticals Ltd. (the “Company”) satisfied the conditions to qualify as a “foreign private issuer” under Rule 3b-4 of the Securities Exchange Act of 1934, as amended. Accordingly, commencing as of July 1, 2023, the Company will file with the Securities and Exchange Commission such periodic reports required of¸ and shall otherwise be subject to the requirements imposed under U.S. federal securities laws on, foreign private issuers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

July 3, 2023

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